Ohr Pharmaceutical, Inc.

800 Third Avenue, 11th Floor

New York, New York 10022

(212) 682-8452

•

June 5, 2019

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Ohr Pharmaceutical, Inc.
Registration Statement on Form S-4
Initially Filed March 8, 2019
File No. 333- 230168

Ladies and Gentlemen:

Ohr Pharmaceutical, Inc. (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ohr Pharmaceutical, Inc.

By:	/s/ Sam Backenroth
	Name:	Sam Backenroth
	Title:	Chief Financial Officer

cc: Securities and Exchange Commission

Angela Connell

Suzanne Hayes

Ibolya Ignat

Dorrie Yale

Ohr Pharmaceutical, Inc.

Dr. Jason Slakter, Chief Executive Officer

NeuBase Therapeutics, Inc.
Dr. Dietrich Stephan

Troutman Sanders LLP
Aurora Cassirer, Esq.
Joseph Walsh, Esq.

Paul Hastings, LLP
Jeffrey T. Hartlin

Ohr Pharmaceutical, Inc.

800 Third Avenue, 11th Floor

New York, New York 10022

(212) 682-8452

•

June 5, 2019

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Ohr Pharmaceutical, Inc.
Registration Statement on Form S-4
Initially Filed March 8, 2019
File No. 333- 230168

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to June 6, 2019, at 4:00 p.m., New York time, or as soon as practicable thereafter. Please notify our outside counsel, Joseph Walsh, Esq., by phone at (212) 704-6030, by fax at (212) 704-5919, or by email at joseph.walsh@troutman.com of the date and time that the registration statement has been declared effective.

Very truly yours,

Ohr Pharmaceutical, Inc.

By:	/s/ Sam Backenroth
	Name:	Sam Backenroth
	Title:	Chief Financial Officer

cc: Securities and Exchange Commission

Angela Connell

Suzanne Hayes

Ibolya Ignat

Dorrie Yale

Ohr Pharmaceutical, Inc.

Dr. Jason Slakter, Chief Executive Officer

NeuBase Therapeutics, Inc.
Dr. Dietrich Stephan

Troutman Sanders LLP
Aurora Cassirer, Esq.
Joseph Walsh, Esq.

Paul Hastings, LLP
Jeffrey T. Hartlin